                                                                          [LOGO]
                                                                         Telecom
                                                                     NEW ZEALAND

2 September 2002

                                  MEDIA RELEASE

                      DRAFT DETERMINATION A STARTING POINT

The Commerce Commission's draft determination on interconnection is a move towards greater certainty on some issues that have been in debate for a long time, Telecom said today.

"Naturally, there are parts of the determination that we disagree with but there are others which we think are sensible," Government and Industry Relations General Manager Bruce Parkes said.

"The decision on bill and keep for local data calls is sensible. And for the future, especially with the move to an IP network, local data calls are the significant part of the equation.

"We are also very pleased that the Commission has suggested that a lot of issues
- including route splitting, forecasting and international best practice - be referred to the Industry Forum. We believe that's a good place for them."

Mr Parkes said overall, it's important to note that it's early days yet.

"This draft initial determination is the first part of a wider process in which we'll be taking up the concerns we do have.

"It should also be noted that Telecom is still in active negotiation with TelstraClear about a whole range of matters including wholesaling, some past issues and others that are included in the draft determination.

"That focus on negotiation is something that the Telecommunications Act very strongly encourages."

                                                                            MORE

Mr Parkes said the Commission's benchmark range for toll bypass remained indicative and was just one aspect of the draft determination.

"Beyond that, the Commission itself is still asking some fundamental questions which we and the rest of the industry will have a chance to address as the determination goes through the process laid out in the Act."

Ends

For further information, please contact:

John Goulter
Telecom Acting Public Affairs Manager
Phone 04 498 9369
Mobile 027 232 4303